PRIVATE CLIENT SERVICES, LLC
(S.E.C. I.D. No 8-68183)

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR-ENDED DECEMBER 31, 2020

AND

INDEPENDENT AUDITORS' REPORT

****



PRIVATE
CLIENT
SERVICES™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Sampson — (502) 992-3540
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rodefer Moss & Co, PLLC
(Name - if individual, state last, first, middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Private Client Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ernest Sampson

Signature

Chief Executive Officer

Title

Ann Wilson

Notary Public Jefferson Co, Ky Comm exp 1/21/2022

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.

Knoxville, Tennessee
February 24, 2021

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	693,869
Deposit with clearing firm		250,000
Deposits with clearing organizations and others		57,318
Due from clearing broker		1,878,946
Securities owned, at fair value		11,227
Accounts receivable		14,902
Commissions and fees receivable		2,137,000
Prepaid assets and other		537,558
Right-of-use asset		49,400
Furniture, equipment, software and leasehold improvements, net		56,427
TOTAL ASSETS		**5,686,647**

LIABILITIES AND MEMBERS EQUITY

Accounts payable	30,232
Loan payable	580,965
Commissions and fees payable	1,870,850
Accrued payroll liabilities	170,255
Deferred revenue	1,376,096
Accrued expenses and other liabilities	163,900
Operating lease liabilities	49,474
TOTAL LIABILITIES	**4,241,772**
MEMBERS EQUITY	**1,444,875**
TOTAL LIABILITIES AND MEMBERS EQUITY	**5,686,647**

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is a dual registrant with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and with various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity – The Statement of Financial Condition contains only the assets and liabilities specifically related to the business activities of the Company.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual fund products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing of and cash flows from customer contracts.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions and Registered Representative Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end, if any, will be immaterial.

Accounting Estimates - The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the statement of financial condition.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2020.

The Company's federal and various state income tax returns for 2017 through subsequent years are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed, and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $28,559 for the year ended December 31, 2020.

Subsequent Events - The Company has evaluated events or transactions through February 24, 2021, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and if or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

unamortized balance of lease incentives received, and any impairment recognized. There was no impairment recognized as of December 31, 2020. The Company has determined this rate to be 3% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements - The Company follows Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

Refer to **NOTE 9**, Fair Value of Financial Instruments for further information.

NOTE 2 – CLEARING DEPOSIT

The Company maintains combined account balances of $255,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2020, those underlying balances have been reported accordingly in the accompanying statement of financial condition.

PRIVATE CLIENT SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

NOTE 3 – COMMISSIONS AND FEES

Commissions and fees includes brokerage commissions, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Thusly, any fixed amounts are recognized on the settlement date. For variable amounts, the company estimates the amount of the fee receivable based on historic cash receipts from each provider. The historic rates are reviewed quarterly and updates to the estimates are made at that time. Further, the company reduces the estimates by 15% to account for a decline in market conditions between the date of the estimate and the actual cash receipts. The company believes this process yields materially accurate results and bases its accruals upon these estimates. At December 31, 2020, these amounts were $2,137,000.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 – COMMISSIONS AND FEES (continued)

Deferred Revenue

Deferred revenue represents revenues collected but not earned. As of December 31, this amount was $1,376,096. Deferred revenue is primarily composed of annual fees charged to registered representatives for errors and omissions insurance, FINRA licensing and registrations along with the various state registrations. Deferred revenue is recognized monthly through the fiscal year with the corresponding expenses.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with three financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance of the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital, as derived, must not exceed 15 to 1. On December 31, 2020, the Company's net capital was $1,548,270 which was $1,341,597 in excess of its minimum net capital requirement of $206,673 and the ratio of aggregate indebtedness to net capital was 2.00 to 1.

NOTE 6 – RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees who meet certain eligibility requirements. For the year ended December 31, 2020, the Company's contribution to the 401(k) plan was $97,624.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2020 was $107,933.

NOTE 8 – LEASES

Leases-On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability of $46,156 upon the adoption of this accounting standard update.

The Company entered into a non-cancellable lease agreement for office space, which commenced on March 16, 2018 and was renewed for an additional year on September 30, 2019. This operating lease is scheduled to expire on March 31, 2022, with seven annual renewal options to extend it through March 31, 2028. Additional renewal options have not been recognized as part of the ROU asset because it is not certain that the Company will exercise its option to extend the lease after March 31, 2022. Lease expense under this lease agreement was $40,140 in 2020.

Maturities of lease liabilities under noncancelable leases as of December 31, 2020:

Year Ended December 31,	2021	$39,741
	2022	9,733
	Total	$49,474

Future minimum lease payments are as follows:

Year Ended December 31,	2021	$40,416
	2022	10,104
	Total	$50,520

Total undiscounted lease payments	$50,520
Less: imputed interest	1,046
Total lease liabilities	$49,474

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see **NOTE 1**).

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table summarizes the fair value of financial instruments as of December 31, 2020:

	Level 1	Level II	Level III	Total
Cash Equivalents				
FDIC insured deposits	$ 1,302			$ 1,302
Securities Owned				
Mutual Funds	5,084			5,084
Exchange traded funds	3,761			3,761
Equities	1,080			1,080
TOTAL SECURITIES OWNED	**$ 11,227**			**$ 11,227**

NOTE 10 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. If COVID-19 continues to spread in the United States, we expect to experience possible disruptions that could adversely impact our business. It is unknown how long these disruptions could continue, were they to occur. Additionally, COVID-19's spread, which has had a broad global impact, including restrictions on travel and quarantine polices put into place by businesses and governments, may materially affect us economically by causing disruptions to the world markets. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 11 – CARES ACT

On March 27, 2020 President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act appropriated funds for the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP) to promote continued employment. Under the PPP, certain loans may be forgiven by the lender under the direction of the Administrator of the SBA so long as the requirements of the PPP for forgiveness are satisfied. Forgiveness does not occur automatically. Borrowers must submit a request for forgiveness along with all required documentation. Forgiveness will not occur unless, and until, the request for forgiveness is approved.

In May 2020, the Company received a $580,965 PPP loan from Chase Bank. The proceeds were expended on approved payroll expenses as specified under the CARES Act during the fiscal year. The company filed for loan forgiveness along with all relevant documentation in October 2020. The request is currently pending with the SBA.